December 20, 2024

Frank Yglesias
Chief Executive Officer
SANTO MINING CORP.
300 Peachtree Street NE, Suite 1775
Atlanta, GA 30308

        Re: SANTO MINING CORP.
            Registration Statement on Form 10-12G
            Filed October 31, 2024
            File No. 000-54938
Dear Frank Yglesias:

        We issued comments to you on the above captioned filing on November 27, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 30, 2024.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Uwem Bassey 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Jeff Turner